SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2002


                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)


                     25, AVENUE KLEBER, 75116 PARIS, FRANCE
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)



      (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): )



THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 OF ALSTOM (NO. 333-10658 and NO. 333-12028) AND THE RELATED PROSPECTUSES AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

[LOGO]

                                                                     28 May 2002

                             ALSTOM CAPITAL INCREASE

   ALSTOM announced today the launch of a capital increase through a rights issue to raise approximately 636 million euros through the issuance of 66,273,064 new shares.

   The capital increase will be carried out through the issuance of preferential subscription rights to existing shareholders. Shareholders will be entitled to subscribe 4 new shares for every 13 shares held on 3rd June 2002. The subscription price for the new shares has been set at 9.60 euros per share.



   THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF OFFERS TO PURCHASE OR SUBSCRIBE FOR, SECURITIES IN THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS NOTICE IS ISSUED PURSUANT TO RULE 135(C) OF THE SECURITIES ACT OF 1933.

   STABILISATION/FSA

   CONTACTS

   Press enquiries:     G. Tourvieille / S. Gagneraud
                        (Tel. +33 1 47 55 23 15)
                        internet.press@chq.alstom.com

   Investor relations:  R. Shaw / E. Rocolle-Teyssier (Tel. +33 1 47 55 25 78)
                        investor.relations@chq.alstom.com

   Internet:            http://www.alstom.com

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ALSTOM

Date:  May 29, 2002                     By: /S/ FRANCOIS NEWEY
                                            ------------------------------------
                                            Name: Francois Newey
                                            Title: Executive Central
                                            Management & Chief Financial
                                            Officer